U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-08164

(Check One):
[ ] Form 10-K and Form 10-KSB	[ ] Form 20-F	[ ] Form 11-K
[X] Form 10-Q and Form 10-QSB	[ ] Form N-SAR
	For Period Ended: December 31, 2000
	[ ] Transition Report on Form 10K
	[ ] Transition Report on Form 20-F
	[ ] Transition Report on Form 11-K
	[ ] Transition Report on Form 10-Q
	[ ] Transition Report on Form N-SAR
	For the Transition Period Ended:_________________


Nothing in this form shall be construed to imply that the Commission has verified any information herein.

	If the notification relates to a portion of a filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________
_____________________________________________________________


PART I REGISTRANT INFORMATION


Full name of registrant:	Emajix.com, Inc

Former name if applicable:	Southern Wireless, Inc

7450 S. Winston Ave
Address of principal executive office (Street and number)

Tulsa, OK 74136
City, state and zip code


PART II RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

[X]	(a) The reasons described in reasonable detail in Part III of this
	form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition
	report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule
	12b-25(c) has been attached if applicable.


PART III NARRATIVE


    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time is required in order to incorporate into the 10-QSB all transactions relating to issuance of common stock of the Registrant in accordance with SEC and Generally Accepted Accounting Principles.


PART IV OTHER INFORMATION


(1)	Name and telephone number of person to contact in regard to this notification.

Ryan Corley, President		(918) 494-0004
(Name)				(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
[X] Yes		[ ] No

(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes		[X] No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Signature:

Emajix.com, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 14, 2001
By:  /s/ Ryan Corley, President
         Ryan Corley